

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2022

Sophie Tao
Chief Executive Officer
SPK Acquisition Corp.
Room 368, 302 Buwei
211 Fute North Road
China (Shanghai) Pilot Free Trade Zone, 200131

> **Re: SPK Acquisition Corp.**
> **Form 8-K Filed May 25, 2022**
> **File No. 001-40462**

Dear Ms. Tao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 25, 2022

Item 4.02 Non-Reliance on Previously Issued Financial Statements, page 1

1. Please amend the Form 8-K to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing per Item 4.02(a)(3).

2. Please disclose the date of the conclusion regarding the non-reliance of the financial statement that should no longer be relied upon per Item 4.02(a)(1).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Terence O'Brien at (202) 551-3355 if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Life Sciences